Exhibit 99.388

Nextech AR to Present at “The Metaverse & Augmented
Reality Labs” Event with Technology And
Edtech Partners

Nextech’s Augmented Reality Lab Builder for the Metaverse, is now available in the Microsoft Marketplace

VANCOUVER, B.C., Canada – December 9, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce it will be presenting with Microsoft and Ryerson University at “The Metaverse & Augmented Reality Labs: The Future of Learning'' event today, December 9, 2021, followed by a Q&A question. Click here to register and attend the event Last month, Nextech AR announced a major Metaverse upgrade to its events platform. ARitize Events 3D is now able to showcase 3D products seamlessly with the Company’s existing suite of Augmented Reality solutions, creating a first of its kind metaverse event platform. Notably, event hosts will present through this upgraded metaverse events platform, and this will be the first time Nextech’s new product will be shown live to an audience.

The upgraded features on “ARitize Events 3D” bring 3D objects into the events space and peoples homes, creating interactivity between the audience and the presenters which is not available on other platforms. The integrated experience consists of human holograms, 3D Virtual Sets, 3D AR Showrooms, and 3D AR product visualizations.

Join Paul Duffy (President, Nextech AR Solutions); Clinton Els (Head of Education, Nextech AR Solutions); David Cramb (Dean of Science, Ryerson University) and Nancy Teodoro (Education Partner Lead: Microsoft) to explore the future of learning with Augmented Reality Labs and the Metaverse.

The event will cover:

●	How higher education is benefiting from augmented reality in Science education
●	Microsoft’s view on education as it relates to augmented reality and the Metaverse
●	Nextech’s Augmented Lab Builder for the Metaverse
●	Use case: Walk through the Metaverse on the campus of Ryerson University and in one of its augmented labs

In addition to the event, the company's Augmented Reality Lab Builder for the Metaverse is now available in the Microsoft marketplace. The AR Lab builder will enable any higher education student to create their own immersive AR labs with Nextech’s online course and creator tool using a Unity Plugin. AR Labs are easy to use, experiment based labs in augmented reality that encourage students to “learn by doing”. The labs will engage, supplement, and/or replace student lab experiences which are a fraction of the cost of wet labs and are accessible online any time, anywhere across the globe.

Watch a video previewing the AR Lab Builder - click here

Earlier this year, Nextech AR announced its partnership with Microsoft to power EdTechX (recently renamed to ARitize University) and its suite of enhanced augmented reality solutions for education. Nextech’s global higher education solution combines enterprise scale video streaming, integrated assessments, augmented reality holograms, augmented reality labs and data analytics. Higher education institutes such as Ryerson University, Carnegie Mellon University have successfully implemented ARitize University in their daily operating businesses. Additionally, in June Nextech’s ARitize University, built on Microsoft Azure – had achieved Co-sell Ready status becoming an approved Microsoft Co-sell Partner and allowing the Company to work with Microsoft sales teams to actively fulfill customer needs across a global marketplace.

ARitize University is currently on Azure marketplace and discoverable to millions of customers across 141 geographies and provides access to Microsoft’s existing procurement relationships.

ARitize University

ARitize University is an online education platform that enables educational institutions to transform traditional learning and event formats into valuable, immersive digital experiences that higher education students are seeking. Through ARitize University, students can access course materials, learning objectives, and ARitize labs.

ARitize Labs

With “ARitize Labs” higher education institutions can bring classrooms to life with immersive and engaging augmented learning labs. Using the ARitize Play app, students are welcomed into a virtual learning lab, where they are able to interact and learn in 3D, mimicking a traditional lab environment. Learn more https://www.nextechar.com/augmented-learning

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.